File No. 70-9849

United States Securities and Exchange Commission
Washington, D.C. 20549

________________________________________

Post-Effective
Amendment No. 4
to an Application/Declaration on
Form U-1
under the
Public Utility Holding Company Act of 1935
________________________________________

National Grid Transco plc
1-3 Strand
London WC2N 5EH
United Kingdom

(Names of companies filing this statement
and addresses of principal executive offices)

________________________________________

National Grid Transco plc

(Name of top registered holding company)
________________________________________

James P. Meehan
Counsel
National Grid USA Service Company, Inc.
25 Research Drive
Westborough, Massachusetts 01582
Telephone: (508) 389-4684
Facsimile: (508) 389-3518

(Names and addresses of agents for service)

     This post-effective Amendment No. 4 replaces and revises Items 1 through 7 of post-effective Amendment No. 3 to Form U-1 Application-Declaration in this proceeding (File No. 70-9849) in their entirety.

Item 1. Description of the Proposed Transaction

A. Background Information

      On January 16, 2002, the U.S. Securities and Exchange Commission ("Commission") issued an order authorizing the acquisition of NM Holdings, Inc. ("NiMo"), by National Grid Group plc (now, National Grid Transco plc ("Grid Transco")), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act") and related transactions ("NiMo Merger Order")[1].      In that order, the Commission granted the request of Grid Transco and its registered holding company subsidiaries to retain many of the non-utility subsidiaries and businesses of NiMo and reserved jurisdiction over the retention of NM Properties, Inc. ("NM Properties"), its subsidiaries and businesses. The NiMo Merger Order required Grid Transco, by January 10, 2003, to provide additional information regarding these companies and either justify their retention or propose their divestiture.

       On January 10, 2003, Grid Transco submitted a post-effective amendment to File 70-9849 to request that the Commission authorize the retention of NM Properties, its subsidiaries, investments and their businesses.

B.      NM Properties, Its Subsidiaries, Investments and Businesses.

      1.      NM Properties and its subsidiaries have been engaged, directly and indirectly, in various real estate activities. Some of the real property held by NM Properties and its subsidiaries was acquired from Niagara Mohawk Power Corporation ("Niagara Mohawk"), an indirect public utility subsidiary company of Grid Transco, and its predecessor companies. This acquired real property was no longer used by or useful to Niagara Mohawk in its utility operations. Grid Transco does not intend to transfer additional real estate to NM Properties and its subsidiaries, has no plans for these entities to otherwise acquire additional real estate, and is looking for opportunities to dispose of the real estate and other assets currently held by these companies. Grid Transco will seek to complete divestment or dissolution of NM Properties, its subsidiaries and investments on or before December 31, 2008 ("Completion Date"). It is anticipated that the current state of the upstate New York economy, the impacts of former utility use on some of these real estate assets, as well as other factors, will make sale or other transfer to a third party of some of the assets difficult or impracticable. Accordingly, it may be necessary to retain NM Properties past the Completion Date for the purpose of allowing additional time to divest such assets. In such event, Grid Transco will file a post-effective amendment in this Docket to seek an extension of the Completion Date.

      2.       Following is a description of the current status for NM Properties and each of its subsidiaries.

            a.      NM Properties, Inc. (";NM Properties") is a New York corporation engaged in real estate activities and holds interests in several subsidiaries. NM Properties is not directly engaged in real estate matters and does not hold any real property assets for its own account; all such assets are currently owned by subsidiaries of NM Properties.

            b.       Hudson Pointe, Inc. ("Hudson Pointe") is a wholly owned subsidiary of NM Properties and a New York corporation. It had previously owned and developed a parcel of land surrounding a former hydroelectric station into a multiple-lot subdivision. All the lots included in this parcel have been sold. In addition to this parcel, Hudson Pointe acquired a parcel from Niagara Mohawk required by the local municipality for a park in order to obtain government approvals for the subdivision; this land is under contract for dedication to the municipality pending legal review and, if necessary, state regulatory approval. Hudson Pointe also holds title to a parcel that is under contract to sell to a New York municipality (Town of Queensbury) pending legal review and, if necessary, state regulatory approval.

            c.      Land Management & Development, Inc. ("LM&D"), a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the disposal of real property including (i) certain Salmon River parcels (one of which is held through Port of the Islands North LLC, a wholly owned subsidiary of LM&D) that are under agreement to be transferred to the State of New York, subject to state regulatory approval, (ii) a Salmon River parcel under lease to a local chamber of commerce to be transferred to this local chamber pursuant to the terms of the lease, (iii) approximately 256 acres to be transferred to an unaffiliated third party pending approval of the New York Adirondack Park Agency, and (iv) approximately 185 acres to be transferred to the State of New York pending approval of the New York Adirondack Park Agency

       LM&D also leases one parcel to an unaffiliated third party (a successor in interest to Salmon Hills Cross Country Ski Resort LLC); rental income from this lease is approximately $6,200 annually. LM&D is not actively engaged in the management of this leased property. LM&D is actively marketing the sale of this leased real estate to the lessee.

      In 1993, LM&D entered into an installment sale contract to facilitate the disposal of certain real property. The installment sale contract expires March 31, 2030. LM&D intends to actively market and sell the installment contract, if feasible, to an unaffiliated third party.

      All other parcels held by LM&D were originally acquired from Niagara Mohawk and will be transferred back to Niagara Mohawk pending Niagara Mohawk approval and, if necessary, state regulatory approval.

      LM&D holds a 100% interest in Port of the Islands North LLC, which entity will be dissolved upon transfer of the parcels referenced in (i), above. As described below, LM&D held a 50% interest in Salmon Shores Partnership, and a 50% interest in Second Street Associates, LLC. As of December 21, 2003, LM&D wrote off a 15% interest in Salmon Hills Cross Country Ski Resort LLC and this interest has since been extinguished by foreclosure. LM&D also holds several of the remaining purchase money mortgages referred to in paragraph p, below; all of these mortgages are scheduled to be paid by the end of 2008.

      Following sale or transfer of its remaining assets, the company intends to wind-up its affairs and dissolve following receipt of state regulatory approval, if needed, and the required state tax clearance.

            d.      Landwest, Inc. ("Landwest"), a wholly owned subsidiary of NM Properties, is a New York corporation that engaged in the development, sale and leasing of real estate. Landwest has disposed of its assets with the exception of one leased parcel with rental income aggregating $12,000 annually, and one purchase money mortgage which is scheduled to be paid off in 2005. Landwest has contacted the lessee of the leased parcel for the purpose of negotiating a sale of this land to the current lessee. Landwest is not actively engaged in the management of the leased parcel. Following sale or transfer of its remaining assets, the company intends to wind-up its affairs and dissolve following receipt of state regulatory approval, if needed, and the required state tax clearance.

            e.      Moreau Park, Inc., a wholly owned subsidiary of NM Properties, is a New York corporation that engaged in the development and sale of real property previously acquired from Niagara Mohawk in the Town of Moreau, New York adjacent to the Mohican substation. NM Properties is currently negotiating a sale of the Moreau Park, Inc. entity to an unaffiliated third party which sale is subject to internal environmental and legal approval.

           f.       Riverview, Inc. ("Riverview"), a wholly owned subsidiary of NM Properties, is a New York corporation that engaged in the development and sale of real estate. Riverview currently owns a 50% interest in Riverview Galusha LLC. As stated below, Riverview, Inc. intends to enter into negotiations to sell its interest in Riverview Galusha LLC and hopes to complete this transaction by December 31, 2005 Riverview also has the following remaining assets: (i) one purchase money mortgage scheduled to be paid off in 2008, and (ii) a parcel of land previously acquired from Niagara Mohawk which will be transferred back pending review and approval by Niagara Mohawk. Following sale or transfer of these interests, the company intends to wind-up its affairs and dissolve following receipt of state regulatory approval, if needed, and the required state tax clearance.

           g.       Salmon Shores, Inc. ("Salmon Shores"), a wholly owned subsidiary of NM Properties, is a New York corporation that engaged in the disposal of lands along the Salmon Reservoir in Oswego County, New York. Salmon Shores' only asset was a 50% partnership interest in Salmon Shores Partnership. The remaining 50% interest in Salmon Shores Partnership was held by LM&D. The company intends to wind-up its affairs and dissolve following receipt of state regulatory approval, if needed, and the required state tax clearance.

           h.       Upper Hudson Development, Inc. ("Upper Hudson"), a wholly owned subsidiary of NM Properties, is a New York corporation that engaged in the development and sale of real estate. Some of this real estate is subject to regulation by the New York Adirondack Park Agency ("APA"). A portion of the real estate owned by Upper Hudson is under negotiation for sale to unaffiliated third parties, subject to state regulatory approval, if necessary. APA approval has been obtained for these anticipated transactions. The remaining assets held by Upper Hudson were originally acquired from Niagara Mohawk. Some of these assets will not be sold to an unaffiliated third party; instead, subject to Niagara Mohawk approval, such assets will be transferred back to Niagara Mohawk. The remainder of the assets originally acquired from Niagara Mohawk are initially being marketed to unaffiliated third parties. Following sale or transfer of its remaining assets, the company intends to wind-up its affairs and dissolve following receipt of state regulatory approval, if needed, and the required state tax clearance.

           i.      Arbuckle Acres, Inc., a wholly owned subsidiary of LM&D, is a New York corporation that was engaged in the development and sale of a seasonal home development. All the lots have been sold and the company has filed for dissolution with the New York Department of State.

            j.       OPROP CO Inc. ("OPROP CO"), a wholly owned subsidiary of NM Properties, is a New York corporation that engaged in the sale of real property. OPROP CO holds a purchase money mortgage which is currently in default. The mortgaged land was previously acquired by OPROP CO from Niagara Mohawk. OPROP CO intends to accept a deed to the mortgaged land in lieu of foreclosure and then return this land to Niagara Mohawk or, in the alternative, negotiate a sale to the mortgagor in default. The remaining real property held by OPROP CO will not be sold to an unaffiliated third party but may be transferred back to Niagara Mohawk, subject to approval by Niagara Mohawk. Following sale or transfer of its remaining assets, the company intends to wind-up its affairs and dissolve following receipt of state regulatory approval, if needed, and the required state tax clearance.

            k.      Minoa Farms Development Co., LLC ("Minoa Farms"). LM&D owned a 50% interest in Minoa Farms, a New York limited liability company engaged in the development and sale of a multiple lot residential subdivision surrounding a Niagara Mohawk substation in the Town of Manlius, Village of Minoa, New York. On December 3, 2004, LM&D sold all of its interest in Minoa Farms to an unaffiliated third party.

            l.       Riverview Galusha LLC ("Galusha"). Riverview owns a 50% interest in Galusha, a New York limited liability company engaged in development and sale of a multiple lot residential subdivision in the Town of Moreau, New York. Riverview received its interest in Galusha in exchange for contributing real estate to the company. The other member in Galusha is a real estate developer. Riverview intends to enter into negotiations to sell its interest in Galusha to this other member and hopes to complete this transaction by December 31, 2005.

            m.       Salmon Hills Cross Country Ski Resort LLC ("Salmon Hills"). LM&D owned a 15% membership interest in Salmon Hills, a New York limited liability company engaged in the ownership and management of a ski resort built in an economically depressed area of Niagara Mohawk's service territory. As of December 21, 2003, LM&D wrote off its interest in Salmon Hills. Salmon Hills was the subject of a foreclosure in May, 2004. LM&D's 15% membership interest was extinguished as a consequence of this foreclosure. As referred to in paragraph c, above, LM&D leases land to the successor in interest to Salmon Hills.

            n.       Salmon Shores Partnership was a New York partnership in which Salmon Shores, Inc. and LM&D each owned a 50% interest. All the assets owned by Salmon Shores Partnership were sold or disposed of and Salmon Shores Partnership was dissolved in 2003.

            o.      Second Street Associates, LLC ("Second Street"). LM&D owns a 50% interest in Second Street, a New York limited liability company engaged in the leasing and management of an office building in the City of Fulton, New York that was a former commercial office of Niagara Mohawk. Second Street also acquired a contiguous parcel of land to provide additional parking for the building. The other member in Second Street is an architect/real estate developer and LM&D intends to enter into negotiations to sell its interest in Second Street to this other member and hopes to complete this transaction by December 31, 2005.

            p.       Purchase Money Mortgages. As of January, 2003, NM Properties' subsidiaries had entered into a total of seventeen purchase money mortgages having an aggregate principal balance of approximately $2.3 Million. These purchase money mortgages were issued by entities purchasing land from these subsidiaries. As of this filing, the total number of purchase money mortgages has been reduced to eight, with an aggregate principal balance of approximately $ 877,000. The last of these purchase money mortgages is scheduled to be paid by August 3, 2008. NM Properties and its subsidiaries do not intend to enter into additional purchase money mortgages.

C. Request for Authority

      Grid Transco requests that the Commission issue an order granting an extension of time through December 31, 2008 to enable Grid Transco to complete divestment or dissolution of NM Properties, its direct and indirect subsidiaries, and their respective assets and investments. In the event that all such assets and investments cannot be divested or dissolved by December 31, 2008, Grid Transco will file a post-effective amendment in this Docket to seek a further extension of time to complete such divestment or dissolution.

Item 2. Fees, Commissions and Expenses

      The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application are estimated not to exceed $25,000.

Item 3. Applicable Statutory Provisions

      Section 11(b)(1) of the Act is applicable to Grid Transco's request that the Commission issue an order granting an extension of time through December 31, 2008 to enable Grid Transco to complete divestment or dissolution of NM Properties, its direct and indirect subsidiaries, and their respective assets and investments.

Item 4. Regulatory Approvals

      No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with the authorizations requested herein.

Item 5. Procedure

      Grid Transco respectfully requests that the Commission issue on order as soon as practicable granting the relief requested.

      A recommended decision by a hearing or other responsible officer of the Commission is not needed to authorize the extension of time requested herein. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

A. Exhibits

      H. Draft Form of Notice.

B. Financial Statements

      FS-1, Balance sheets for National Grid Transco plc as of March 31, 2004, incorporated by reference to Form 20-F filed on June 16, 2004.

      FS-2, Consolidated Statement of Income for National Grid Transco plc (Group Profit
                 and Loss Account) for the fiscal year ending March 31, 2004, incorporated by reference to Form 20-F filed on June 16, 2004.

Item 7. Information as to Environmental Effects

     The extension of time requested herein to enable Grid Transco to complete divestment or dissolution of NM Properties, its direct and indirect subsidiaries, and their respective assets and investments as proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect thereto. Federal and/or state environmental agencies, may however, have jurisdiction over the sale of certain real estate assets.

SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this post-effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

National Grid Transco plc

By: s/ Gregory A. Hale
Gregory A. Hale
Deputy General Counsel

Date: May 5, 2005

Exhibit H

Draft Form of Notice

      On January 16, 2002, the U.S. Securities and Exchange Commission ("Commission") issued an order authorizing the acquisition of NM Holdings, Inc. ("NiMo"), by National Grid Group plc (now, National Grid Transco plc ("Grid Transco")), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act") and related transactions ("NiMo Merger Order"). In that order, the Commission granted the request of Grid Transco and its registered holding company subsidiaries to retain many of the non-utility subsidiaries and businesses of NiMo and reserved jurisdiction over the retention of NM Properties, Inc. ("NM Properties"), its subsidiaries and businesses.

       NM Properties and its subsidiaries have been engaged, directly and indirectly, in various real estate activities. Grid Transco indicates that it does not intend to transfer additional real estate to NM Properties and its subsidiaries, has no plans for these entities to otherwise acquire additional real estate, and is looking for opportunities to dispose of the real estate and other assets currently held by these companies. Grid Transco has stated that it will seek to complete divestment or dissolution of NM Properties, its subsidiaries and investments on or before December 31, 2008.

      Accordingly, Grid Transco has requested by Post-Effective Amendment in this docket that the Commission issue an order granting an extension of time through December 31, 2008 to enable Grid Transco to complete divestment or dissolution of NM Properties, its direct and indirect subsidiaries, and their respective assets and investments. In the event that all such assets and investments cannot be divested or dissolved by December 31, 2008, Grid Transco indicates that it will make a filing with the Commission to seek a further extension of time to complete such divestment or dissolution.

[1] National Grid Group plc, Holding Co. Act Release No. 27490 (January 16, 2002).
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